Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS PIPELINE LEAK AT
JUDY CREEK FIELD

(Calgary, June 27, 2011) /Marketwire/ - On June 26, 2011, Pengrowth Energy Corporation and local authorities responded to a gathering system pipeline leak and fire at Pengrowth’s Judy Creek field, approximately 23 kilometers southwest of the Town of Swan Hills, Alberta.

Pengrowth personnel and the local fire department responded, contained and extinguished the fire at the site of the leak. Pengrowth has shut-in and depressurized the pipeline and the spill has been contained. There were no injuries resulting from the incident nor does Pengrowth believe that the incident presents any danger to the public. Pengrowth is working closely with all of the regulatory, safety and health authorities to ensure timely clean-up of the resulting spill.

Pengrowth has shut-in the pipeline which affects only a portion of the Pengrowth owned and operated Judy Creek oil field. The main production facilities remain unaffected. As a result, Pengrowth has shut-in approximately 3,000 barrels of oil equivalent (boe) per day from the affected part of the Judy Creek oil field.

Pengrowth will continue to monitor the situation and will provide updates as necessary.

Media Contact for Information:

Wassem Khalil
Manager, Investor Relations
403-213-3764
wassem.khalil@pengrowth.com

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth‘s  focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111